FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated May 15, 2001 announcing the redemption of its outstanding LYONs due 2008.

                           [Logo STMicroelectronics]


    STMicroelectronics Announces Redemption of all Outstanding LYONs due 2008


GENEVA - May 15, 2001 - STMicroelectronics (NYSE:STM) announced that the Company will redeem all of its outstanding Liquid Yield Option Notes(TM)(LYONs) due 2008 on June 11, 2001 at a redemption price equal to $885.22 per $1,000 principal amount. The redemption price is comprised of the $840.10 LYONs issue price plus the $45.12 accrued original interest discount.

According to information available to the Company, the aggregate amount of the currently outstanding LYONs was approximately $45.6 million on May 11, 2001. Registered Holders of the Notes have the possibility of converting their Notes into ST shares at a conversion rate of 53.712 ST Common Shares per Note, prior to June 11th, 2001. Based on the amount outstanding on May 11, 2001, if all the remaining holders of the 1998 LYONs choose to convert their 1998 Notes into Common Shares before June 11th, 2001, 2,772,291 Common Shares would be issued. Since ST reports Earnings Per Diluted Shares, this action will not cause any additional reported dilution.

A Notice of Redemption is being mailed to all registered holders of the Notes.

To redeem the LYONs 2008, or receive further information concerning this redemption, please contact one of the following:

Trustee                 Paris Conversion and Paris      Dutch Registrar
-------                 --------------------------      ---------------
                        Paying Agent
                        ------------
The Bank of New York    Banque Paribas S.A.             Netherlands Management Company B.V.
101 Barclay Street      3, rue D'Antin                  Herengracht 320
Floor 21 East           75078 Paris                     1016 CE Amsterdam
New York, N.Y. 10286    Cedex 02                        The Netherlands
212-815-8389            011-331-429-81234               011-312-057-57124

About STMicroelectronics:

STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are treaded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.

Contact:

 Investor Relations Europe:
 Benoit de Leusse
 Investor Relations Manager Europe
 Tel: +33.4.50.40.24.30
 Fax: +33.4.50.40.25.80

 Press Relations Europe
 Maria Grazia Prestini
 Director, Corporate Press Relations
 Tel: +33 4 50 40 25 32
 Fax: +33 4 50 40 25 40

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2001                         STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer